UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Benitec Biopharma Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

08205P100
(CUSIP Number)

September 14, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. 08205P100	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Nemean Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,000,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.87%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 08205P100	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Steven M. Oliveira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,084,171
	6	SHARED VOTING POWER 1,000,000
	7	SOLE DISPOSITIVE POWER 1,084,171
	8	SHARED DISPOSITIVE POWER 1,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,084,171
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.08%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 08205P100	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer:	Benitec Biopharma Inc. (the "Company").

(b)	Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at 3940 Trust Way, Hayward, CA 94545.

Item 2.

(a)	Name of Person Filing:	Nemean Asset Management, LLC
Steven Oliveira

(b)	Address of Principal Business Office or if none, Residence:

Nemean Asset Management, LLC:

 207 Commodore Drive

Jupiter, FL 33477

Steven Oliveira:

c/o Nemean Asset Management, LLC

207 Commodore Drive

Jupiter, FL 33477

(c)	Citizenship:	Nemean Asset Management, LLC – Florida

Steven Oliveira – U.S.A.

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 08205P100

Item 3.	Not Applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Nemean Asset Management, LLC – 1,000,000.

Steven Oliveira – 2,084,171.

Steven Oliveira has voting and dispositive power over the securities owned by Nemean Asset Management, LLC.

(b)	Percent of Class:

Nemean Asset Management, LLC – 3.87%

Steven Oliveira – 8.08%

The foregoing percentages are based upon a total of 25,809,533 shares of Common Stock outstanding consisting of 8,171,690 shares outstanding as of June 30, 2022 as reported in the Company’s Form 10-Q plus an additional 17,637,843 shares sold in an underwritten public offering as disclosed in the Company’s Form 8-K filed with the SEC on September 16, 2022.

CUSIP No. 08205P100	13G	Page 5 of 6 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Nemean Asset Management, LLC – 0.

Steven Oliveira – 1,084,171

(ii)	shared power to vote or to direct the vote:

Nemean Asset Management, LLC – 1,000,000.

Steven Oliveira – 1,000,000.

(iii)	sole power to dispose or to direct the disposition of:

Nemean Asset Management, LLC – 0.

Steven Oliveira – 1,084,171.

(iv)	shared power to dispose or to direct the disposition of:

Nemean Asset Management, LLC – 1,000,000.

Steven Oliveira – 1,000,000.

Item 5.	Ownership of Five Percent or Less of a Class:

X

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 08205P100	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2022

NEMEAN ASSET MANAGEMENT, LLC

By:	/s/ Steven Oliveira
Name: Steven Oliveira
Title: Authorized Signatory

/s/ Steven Oliveira
Steven Oliveira